USRP Equities, LLC
(A Wholly-Owned Subsidiary
of U.S. Retirement Partners, Inc.)

Report on Statement of
Financial Condition
and Report of Independent Registered
Public Accounting Firm

December 31, 2023

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____ AND ENDING _____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

_____
(No. and Street)

_____
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

_____
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

_____
(Name – if individual, state last, first, and middle name)

_____
(Address)   (City)   (State)   (Zip Code)

_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Courtney Munoz_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of USRP Equities, LLC_____, as of 12/31_____, 2023____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Sworn to and subscribed before me this 22 day of February, 2024

Alex Grablauskas
Notary Public

Signature: _____

Title:
Chief Executive Officer

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

USRP EQUITIES, LLC
(A Wholly-Owned Subsidiary of U.S. Retirement Partners, Inc.)

<u>Index</u>

Facing Page



Report of Independent Registered Public Accounting Firm

To the Board of Directors of TVG-KUSRP Holdings, L.P. and Member of USRP Equities, LLC:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of USRP Equities, LLC (the "Company") as of December 31, 2023, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 21, 2024

We have served as the Company's auditor since 2018.

USRP EQUITIES, LLC
(A Wholly-Owned Subsidiary of U.S. Retirement Partners, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash	$ 223,656
Commissions receivable	1,611,254
Other current assets	5,486
Total assets	$ 1,840,396

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 57,202
Payable to related parties	1,611,254
Total liabilities	1,668,456
Commitments and contingencies	
Member's equity	171,940
Total liabilities and member's equity	$ 1,840,396

See Notes to Financial Statements.

Note 1 - Organization:

USRP Equities, LLC (the "Company"), a wholly-owned subsidiary of U.S. Retirement Partners, Inc. (the "Parent"), is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company was formed in May 2008.

FINRA and SIPC granted the Company membership effective January 20, 2010 and January 1, 2016, respectively.

The Company is a limited purpose broker-dealer created to receive securities-based compensation from other broker-dealers under commission sharing arrangements.

The Company is a limited liability company and its operating agreement provides for the Company to exist in perpetuity. The Parent has pledged to provide an annual capital contribution to ensure the continued operations of the Company. The capital contribution provided in 2023 was $100,000.

The accompanying statement of financial condition has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 - Summary of significant accounting policies:

Cash:

The Company maintains cash deposits in a noninterest bearing checking account at a bank. At times, the cash balance exceeds federally insured limits.

Receivables:

On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts, if necessary, based on a history of past write-offs and collections and current considerations. The Company performs qualitative analyses, including consideration of historical losses and current economic conditions, to estimate any estimated credit losses which would be included in a valuation account that is recorded as a contra-asset against the amortized cost basis of the receivable. At December 31, 2023, no allowance for doubtful accounts was deemed necessary.

Major customers:

At December 31, 2023, 100% of the Company's commissions receivable are due from two clients.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 2 - Summary of significant accounting policies (concluded):

Income taxes:

The Company is a limited liability company and is considered a disregarded entity for federal and state income tax purposes; hence, the Company files no income tax returns. Any income or loss generated is passed through to the member.

Use of estimates:

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenue and expenses during the period. Actual results could differ from those amounts.

Note 3 - Related party transactions:

As stated in Note 1, the Company was created to receive securities-based compensation ("commissions") from third party broker-dealers (the "paying broker-dealers") under commission sharing arrangements. These commissions are generated by representatives of the paying broker-dealers who are agents of subsidiaries of the Parent (the "associated persons"). These commissions will be used by the Company to pay expenses incurred in support of the associated persons as outlined in commission sharing agreements between the Company, the associated persons, and the paying broker-dealers.

As agreed between the Company and the Parent, the subsidiaries of the Parent for which the associated persons are agents will also make expense payments to or in support of the associated persons for administrative services, compensation and benefits which include (but are not limited to) agent or administrative staff recruiting assistance, payment of overhead costs, insurance and retirement plan benefits, all of which are generally not provided by the third-party broker-dealers. As these expenses are the responsibility of the Company under the commission sharing arrangements, the Company has agreed with the Parent that the Company will make management fee payments to the subsidiaries of the Parent for any amount of revenue collected by the Company in excess of costs directly incurred by the Company in support of the associated persons.

At December 31, 2023, there was no amount due to the Parent and amounts payable to subsidiaries of the Parent for management fees amounted to $1,611,254.

Note 4 - Net capital requirement:

As a registered broker-dealer and member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital of $166,454 which was $55,223 in excess of its minimum required net capital of $111,230. The Company's ratio of aggregate indebtedness to net capital at December 31, 2023 was 10.0 to 1.

Note 5 - Regulatory compliance:

The Company is not claiming an exemption from SEA Rule 15c3-3 because the Company does not hold customer funds or securities and its business activities are limited to receiving transaction-based compensation from other broker/dealers under a commission sharing arrangement limited to mutual funds and variable annuities.

Note 6 - Contracts:

The Company has a management agreement with its Parent and its subsidiaries that provides space, staff support and various other general and administrative functions which help generate and support the commissions paid to the Company.

The Company has also entered into commission sharing arrangements with external broker-dealers in order to receive the commissions generated by the salesforce of its Parent and its subsidiaries.

Note 7 - Indemnifications:

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

Note 8 – Subsequent Events:

The Company evaluated subsequent events to consider if the impact of such events needed to be reflected or disclosed on the financial statements. Such evaluation was performed through February 21, 2024, the date that these financial statements were available to be issued. On January 17, 2024, the Parent made a $150,000 capital contribution to the Company.